

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

<u>Via E-Mail</u>
Ben Marchive
President
Energy XXI Gulf Coast, Inc.
1021 Main, Suite 2626
Houston, Texas 77002

      Re: **Energy XXI Gulf Coast, Inc.**
              Registration Statement on Form S-4
              Filed March 21, 2011
              File No. 333-172963

              Registration Statement on Form S-4
              Filed March 11, 2011
              File No. 333-172765

Dear Mr. Marchive:

      We have limited our review of your registration statements to those issues we have addressed in our comments.

      If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

1.   Please note that we will not be in a position to accelerate the effectiveness of your registration statements until you have resolved all outstanding comments on the annual report on Form 10-K of Energy XXI (Bermuda) Ltd. for the fiscal year ended June 30, 2010.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of either pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ A. N. Parker for

H. Roger Schwall
Assistant Director

cc: T. Mark Kelly, Esq.